Filed by: ADTRAN, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

ADTRAN, Inc.

(Commission File No.: 000-24612)

ADVA Optical Networking SE

August 30, 2021

FAQ for answering employee questions

1.	Where will the combined company be headquartered?

The combined company will be named ADTRAN Holdings. Its global headquarters will be located in Huntsville, AL and its European headquarters will be in Munich, Germany.

2.	What will be the combined company’s goals and strategy?

The combined company will have an enhanced value proposition for customers worldwide, offering a comprehensive suite of complementary products and technology portfolios. We will have the ability to provide end-to-end fiber networking solutions for service provider, enterprise and government customers with scalable, secure and assured fiber connectivity paired with cloud-managed Wi-Fi connectivity.

With no material product or solutions overlap, a similar go-to market business model and a complementary customer base, the merger enables us to join forces, combining our competitive advantages and technological portfolios, to better address global fiber networking opportunities. We are in the early stages of an unprecedented investment cycle in fiber connectivity, especially in the U.S. and Europe, that is fueled by the goal of providing high-speed connectivity to all homes, businesses and future 5G sites. The combined firm’s portfolio better positions us to participate in this generationally significant investment in last-mile fiber access and middle-mile transport.

Our highly complementary businesses and minimal customer overlap will drive cross-selling opportunities, accelerating organic growth and market share for the combined business in the U.S., Germany and the rest of the world.

3.	Will there be management changes?

ADTRAN Chairman and CEO Tom Stanton will serve in the same capacity following the close of the transaction. ADVA CEO Brian Protiva will transition into the role of Executive Vice Chairman. ADTRAN CFO Mike Foliano will remain in his current role and ADVA CTO Christoph Glingener will serve in the same capacity for the combined entity.

4.	Will each company be able to sell the others’ products?

Until the merger closes, ADTRAN and ADVA remain independent companies and must not sell the other company’s products.

After closing, given our complementary portfolios with minimal overlap, our plan is to continue to support each company’s existing products and services while growing our overall market presence.

Our combined product and service portfolio include flexible network infrastructure solutions, customer premises equipment software, system integration and network maintenance and management services that enable service providers meet their service demands.

5.	Will any business units / products be divested?

Given our complementary portfolios with minimal overlap, our plan is to continue to support each company’s existing products and services while growing our overall market presence.

6.	How will ADTRAN and ADVA integrate their operations? What is the process / how long do we anticipate the integration process will take?

There is a longer-term integration process that will extend beyond close. It’s too soon for us to comment on details about the integration process, as we’ve only just announced the deal. That said, we will be communicating quickly and transparently on updates throughout the process.

ADTRAN and ADVA will remain separate and independent companies until the closing of the transaction.

7.	What happens during the time between the announcement and the closing of the transaction?

Until the deal closes, which is expected during the second or third quarter of 2022, it is business as usual and ADTRAN and ADVA continue to operate separately.

8.	Can I talk to people at ADTRAN / ADVA? Can I visit their offices?

Until the merger is completed it is business as usual and ADTRAN and ADVA continue to operate separately. For antitrust reasons no information exchange is allowed.

Employees of each company should not interact or visit offices of the other company unless directed to do so by a member of the integration team.

9.	Can I trade my shares now?

Before completion of the merger, ADTRAN and ADVA equity holders may trade their shares in accordance with each company’s respective trading policies.

After completion of the merger, all employees/colleagues of the new company will be subject to the governance policies, including trading policies, that will be established and communicated to you by the integration team for the combined company.

10.	Can I move/transfer locations within the combined company, if desired?

Until the deal closes, which is expected during the second or third quarter of 2022, it is business as usual and ADTRAN and ADVA continue to operate separately.

There is a longer-term integration process that will extend beyond close. It’s too soon for us to comment on details about the integration process, as we’ve only just announced the deal. That said, we will be communicating quickly and transparently on updates throughout the process.

11.	Will there be changes to job titles or reporting structures?

There will be no immediate changes as a result of this announcement.

Until completion of the merger, we will operate business as usual.

Following the completion, any changes that are determined will be communicated directly to you.

12.	Will my compensation, health benefits, PTO, or retirement benefits be impacted as a result of the combination?

There will be no immediate changes as a result of this announcement.

Until completion of the merger, we will operate business as usual.

Following the completion, any changes that are determined will be communicated directly to you.

13.	What opportunities will there be to advance my career within the combined company?

With a larger company will come mutually beneficial opportunities for learning and career growth. Open positions will continue to be posted on our respective websites, and qualified employees are welcome to apply for a position within the new combined company when available.

14.	Will our culture change?

ADTRAN and ADVA share common business values and focus on enabling a fully connected world while advancing the next generation of communications networks.

The intended merger is a thoughtful and strategic decision that reflects the compatibility of our companies’ businesses and culture.

15.	How will the combination be communicated to our customers?

Because our customers are an important part of our business, we are reaching out to share the news about this exciting transaction.

We will highlight the key benefits this transaction will create for our customers and stakeholders.

Customers will receive an email, and our customer facing teams have been provided with FAQs. Please refer to these questions for guidance. If there are additional questions from customers, please reach out to the relevant sales representative. Our customers expect industry leading service from us, and we plan to maintain that high level of service throughout the integration process.

16.	What should I say if I receive an inquiry from one of my customers?

Our sales team is being briefed and we will also provide all customer facing teams with a brief scripted statement as well as a standard customer letter.

17.	What should I do if approached by a reporter?

Please direct all inquiries to rhonda.lambert@adtran.com or SRettenberger@adva.com who are the only authorized members to speak with the press.

18.	Who should I talk to if I have a question or concern about the combination?

Please direct all inquiries to Rhonda Lambert at rhonda.lambert@adtran.com or Stephan Rettenberger at SRettenberger@adva.com.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between ADTRAN and ADVA, Acorn HoldCo, Inc. (“Acorn HoldCo”) is expected to file a Registration Statement on Form S-4 with the SEC that will include (1) a proxy statement of ADTRAN that will also constitute a prospectus for Acorn HoldCo and (2) an offering prospectus of Acorn HoldCo to be used in connection with Acorn HoldCo’s offer to acquire ADVA shares held by U.S. holders. When available, ADTRAN will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of ADTRAN and an indirect wholly-owned subsidiary of Acorn HoldCo, and Acorn HoldCo will distribute the offering prospectus to ADVA shareholders in the United States in connection with Acorn HoldCo’s offer to acquire all of the outstanding shares of ADVA.

INVESTORS AND SECURITY HOLDERS OF ADTRAN AND ADVA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE OFFER DOCUMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by ADTRAN or Acorn HoldCo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADTRAN will be available free of charge at https://investors.adtran.com/ and under the heading “SEC Filings”. Furthermore, the German language version of the offer document will be published by way of announcement on the internet at Acorn-offer.com and by keeping available copies free of charge at the settlement agent. You will also be able to obtain a copy of the non-binding English translation of the offer document, which has not been reviewed by BaFin, on the internet at Acorn-offer.com.

Certain Information Regarding Participants

ADTRAN and Acorn HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ADTRAN’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of ADTRAN in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus to be filed with the SEC. Information regarding the directors and executive officers of ADTRAN is contained in ADTRAN’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Proxy Statement on Schedule 14A, dated March 30, 2021, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond ADTRAN’s and ADVA’s control.

These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the ADTRAN and ADVA businesses; the possibility that ADTRAN stockholders may not approve the business combination agreement or that the requisite number of ADVA shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of ADTRAN’s common stock or ADVA’s common shares or the ability of ADTRAN and ADVA to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Acorn HoldCo may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that ADTRAN, ADVA or the post-combination company may not be able to effectively compete, including through product improvements and development; and such other factors as are set forth in ADVA’s annual and interim financial reports made publicly available and ADTRAN’s and Acorn HoldCo’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in ADTRAN’s Form 10-K for the fiscal year ended December 31, 2020 and ADTRAN’s Form 10-Q for the quarterly period ended June 30, 2021, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than ADTRAN, ADVA or Acorn HoldCo has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to ADTRAN, ADVA and Acorn HoldCo on the date hereof, and each of ADTRAN, ADVA and Acorn HoldCo disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

It should also be noted that projected financial information for the combined businesses of ADTRAN and ADVA is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of ADTRAN or ADVA. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed business combination may not be satisfied; a regulatory approval that may be required for the proposed business combination is delayed, is not obtained or is obtained subject to conditions that are not anticipated; ADTRAN is unable to achieve the synergies and value creation contemplated by the proposed business combination; ADTRAN is unable to promptly and effectively integrate ADVA’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed business combination; legal proceedings are instituted against ADTRAN, ADVA or the combined company; ADTRAN, ADVA or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed business combination has a negative effect on the market price of the capital stock of ADTRAN and common shares of ADVA or on ADTRAN’s and ADVA’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of ADTRAN or ADVA. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or ADTRAN or ADVA, ADTRAN’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on ADTRAN’s and ADVA’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither ADTRAN nor ADVA assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

The Offer

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares in ADVA. The offer itself, as well as its terms and conditions and further provisions concerning the offer, will be set forth in the offer document following the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) permission to publish the offer document. Investors and holders of shares in ADVA are strongly advised to thoroughly read the offer document and all other relevant documents regarding the offer upon their availability since they will contain important information.

The offer will exclusively be subject to the laws of the Federal Republic of Germany and certain applicable provisions of securities laws of the United States of America. Any agreement that is entered into as a result of accepting the offer will be exclusively governed by the laws of the Federal Republic of Germany and is to be interpreted in accordance with such laws.